UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For Period Ended: March 31, 2006
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Flowserve Corporation

Full Name of Registrant

Former Name if Applicable
5215 N. O’Connor Blvd., Suite 2300

Address of Principal Executive Office (Street and Number)
Irving, Texas 75039

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.
Flowserve Corporation (the “Company”) completed its financial statements for 2004 and its restatement of financial statements for 2002, 2003 and the first quarter of 2004, and in connection therewith filed with the Securities and Exchange Commission its Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K”) on February 13, 2006. As a result of the restatement, the delay in completing its financial statements for 2004 and management’s need for additional time to assess the design and effectiveness of its internal control over financial reporting required pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company was unable to file its Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) within the prescribed time period. The Company is working towards becoming current in its filings as soon as practicable and expects to file the 2005 Form 10-K during the latter part of the second quarter of 2006. Due to the Company’s efforts in resolving the aforementioned matters, the Company is not able to finalize the financial statements and related information for inclusion in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (the “2006 1Q Form 10-Q”). Accordingly, the Company is unable to file the 2006 1Q Form 10-Q within the prescribed time period.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Tara D. Mackey	972	443-6610

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☑ No
The Company has not yet filed its quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005 or its 2005 Form 10-K.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company previously reported record bookings and backlog for the first quarter of 2006 compared to the first quarter of 2005. The Company also reported an increase in debt during the first quarter of 2006 primarily as a result of the payment of full year 2005 employee earned incentive awards and professional service fees related to the restatement of the Company’s financial statements, the completion of the 2004 audit and the work to complete the 2004 Form 10-K. The Company, however, has not yet finalized the financial statements for the fiscal year ended December 31, 2005 or the quarter ended March 31, 2006. Accordingly, the Company is currently unable to determine whether there will be a significant change in results of operations from the corresponding period of the prior year.

Flowserve Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2006	By:	/s/ Ronald F. Shuff
Ronald F. Shuff,
Vice President, Secretary and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.